Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration Nos. 333-132370 and 333-132370-01

Offering Summary (Related to the Pricing Supplement No. 2007-MTNDD173, Subject to Completion, Dated October 17, 2007)

Citigroup Funding Inc.

ANY PAYMENTS DUE FROM CITIGROUP FUNDING INC.

FULLY AND UNCONDITIONALLY GUARANTEED BY CITIGROUP INC.

Notes Based Upon the Gold Price

Due November 2008

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus and related prospectus supplement) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and related prospectus supplement in that registration statement (File No. 333-132370) and the other documents Citigroup Funding and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Funding, Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and related prospectus supplement by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

October 17, 2007

Notes Based Upon the

Gold Price

Due November 2008

This offering summary represents a summary of the terms and conditions of the notes. We encourage you to read the preliminary pricing supplement and accompanying prospectus supplement and prospectus related to this offering. Capitalized terms used in the summary below are defined in “Preliminary Terms.”

How The Notes Work

The Notes Based Upon the Gold Price Due November 2008 (the “Notes”) are commodity-linked debt securities issued by Citigroup Funding Inc. The Notes have a maturity of exactly one year and do not offer current income, which means that you will not receive any interest or other periodic payments on the Notes. The Notes offer investors the opportunity to participate in the upside growth potential of the price of gold up to a maximum return of approximately 13% to 17% (to be determined on the Pricing Date) per annum. Additionally, the Notes offer investors limited protection against a depreciation in the price of gold over the term of the Notes. The Notes are 97% principal-protected if held to the Maturity Date. As described below, the amount you receive at maturity could be less than your initial investment in the Notes and could be as little as US$970 per Note and will in no circumstance be more than approximately US$1,130 to US$1,170 per Note (to be determined on the Pricing Date).

You will receive at maturity, for each US$1,000 principal amount of Notes you hold, an amount in cash equal to 97% of your initial investment in the Notes plus a Supplemental Return Amount, which may be positive or zero and is subject to a cap. If the Ending Price of gold is greater than its Starting Price, the Supplemental Return Amount will be positive and for each Note held at maturity will equal the product of (a) US$1,000 and (b) the percentage increase in the gold price, provided that the maximum return on your investment in the Notes will be limited to approximately 13% to 17% (to be determined on the Pricing Date) per annum. Because the amount you receive at maturity is determined by adding the Supplemental Return Amount to 97%, not 100%, of the principal amount of the Notes, the maximum amount, including principal, you could receive at maturity will be approximately US$1,130 to US$1,170 per Note (to be determined on the Pricing Date). If the percentage increase in the gold price is greater than 0% and less than 3%, the amount you receive at maturity will be between US$970 and US$1,000 per Note. If the Ending Price of gold is less than or equal to its Starting Price, the Supplemental Return Amount will be zero. As a result, the amount you receive at maturity will be US$970 per Note.

These Notes are not a suitable investment for investors who require regular fixed income payments since no payments will be made prior to maturity. These Notes may be an appropriate investment for the following types of investors:

■	Investors looking for exposure to commodity-linked investments without substantial risk to their initial investment but who are willing to forego current income.

■	Investors expecting some appreciation in the price of gold over the term of the Notes.

■

Investors looking for upside exposure to the potential appreciation in the price of gold, subject to a maximum return, and who can withstand the risk of losing 3% of the principal amount of their investment.

The Notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and, as a result of the guarantee, any payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc.

Preliminary Terms

Issuer:	Citigroup Funding Inc.
Security:	Notes Based Upon the Gold Price Due November 2008
Guarantee:	Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company; however, because only 97% of the principal amount of the Notes is protected, you may receive an amount at maturity that is less than the amount you initially invest.
Rating of the Issuer’s Obligations:	Aa1/AA (Moody’s/S&P) based upon the Citigroup Inc. guarantee; however, because only 97% of the principal amount of the Notes is protected, you may receive an amount at maturity that is less than the amount you initially invest.
Principal Protection:	97% if held to the Maturity Date
Pricing Date:	November , 2007
Issue Date:	November , 2007
Valuation Date:	Two business days before the Maturity Date
Maturity Date:	One year after the Issue Date
Interest:	None
Issue Price:	Variable, based on market prices prevailing at the time of sale
Payment at Maturity:	For each US$1,000 Note, US$970 plus a Supplemental Return Amount, which may be positive or zero, provided that the minimum payment at maturity could be as little as US$970 and the maximum payment at maturity is limited to approximately US$1,130 to US$1,170 per Note (to be determined on the Pricing Date).
Supplemental Return Amount:

For each US$1,000 Note:

(1)      if the Gold Price Return is positive, Supplemental Return Amount = US$1,000 x Gold Price Return, provided that the maximum Supplemental Return Amount per Note is limited to approximately 16% to 20% (to be determined on the Pricing Date) of the principal amount. If the Supplemental Return is greater than 0% and less than or equal to 3%, the payment at maturity will be between US$970 and US$1,000 per Note.

(2)    if the Gold Price Return is zero or negative, the Supplemental Return Amount will be zero.

Gold Price Return:	The return on the gold price, expressed as a percentage: Ending Price — Starting Price Starting Price
Starting Price:	The price of a troy ounce of gold, as set by the five members of the London Gold Market Fixing Ltd. during the afternoon session of the twice daily gold price fix which starts at 3:00 p.m. London, England time (“London PM Fix”) on the Pricing Date, as reported on Reuters Page “GOFO” or any successor page.
Ending Price:	The London PM Fix of a troy ounce of gold on the Valuation Date, as reported on Reuters Page “GOFO” or any successor page.
Denominations:	Minimum denominations and increments of US$1,000
Listing:	None
Underwriting Discount:	0.00%
Sales Commission Earned:	$ per Note for each Note sold by a Smith Barney Financial Advisor
Calculation Agent:	Citibank, N.A.

Benefits of the Notes

■	Return Potential

The Supplemental Return Amount payable at maturity is based on the percentage change in the price of gold, enabling you to participate in the potential appreciation in the price of gold during the term of the Notes without directly investing in gold. If the Ending Price of gold is greater than the Starting Price, you will participate in such appreciation, up to a maximum return on the Notes of approximately 13% to 17% (to be determined on the Pricing Date) per annum, or approximately US$130 to US$170 (to be determined on the Pricing Date) per Note.

■	Preservation of a Portion of Your Investment

On the Maturity Date, you will receive at least 97% of the principal amount of the Notes you then hold regardless of the performance of the gold price. However, if you sell your Notes in the secondary market or through any other channel or method prior to maturity you will likely receive less than 97% of your initial investment, as the Notes are not principal-protected at all prior to maturity.

■	Diversification

The Notes are linked to the performance of the gold price and may allow you to diversify an existing portfolio mix of stocks, bonds, mutual funds and cash.

Key Risk Factors for the Notes

■	Only Partial Protection of Your Investment

You will receive at maturity at least the principal amount of the Notes you then hold only if the Gold Price Return equals or exceeds 3%. If the Gold Price Return is less than 3%, the amount you receive at maturity will be less than the principal amount of your Notes and could be as low as 97% of the principal amount of your Notes, or US$970 for each Note you hold, in which case your investment in the Notes will result in a loss. This will be true even if the price of gold exceeds the Starting Price by more than 3% at one or more times during the term of the Notes, but the Ending Price on the Valuation Date is less than 103% of the Starting Price. There is no principal protection unless you hold the Notes to maturity.

■	The Supplemental Return Amount will be Offset

The amount you receive at maturity will be determined by adding the Supplemental Return Amount, if any, to 97%, not 100%, of the principal amount of the Notes. Thus, the Supplemental Return Amount, if any, will be offset by an amount equal to 3% of the principal amount of the Notes, or US$30 per Note.

■	Appreciation Is Capped

Because the Supplemental Return Amount on the Notes will be capped at approximately 16% to 20% (to be determined on the Pricing Date) of the principal amount of the Notes, the maximum amount, including principal, you could receive at maturity is approximately US$1,130 to US$1,170 (to be determined on the Pricing Date) per Note. Thus, the Notes may provide less opportunity for appreciation than an investment in an instrument directly linked to the price of gold and not subject to a cap.

■	No Periodic Payments

You will not receive any periodic payments of interest or any other periodic payments on the Notes.

■	Potential for a Lower Comparable Yield

The maturity payment is linked to the performance of the price of gold, which will fluctuate in response to market conditions. As a result, if the Ending Price is less than          %, the effective yield on the Notes will be lower than that which would be payable on a conventional fixed-rate non-callable debt security of Citigroup Funding of comparable maturity.

■	Gold Prices are Highly Volatile and Affected by Many Complex Factors

Prices of gold are highly volatile and are affected by numerous factors. These include economic factors, including, among other things, the structure of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold, levels of gold production and production costs, and short-term changes in supply and demand because of trading activities in the gold market. It is not possible to predict the aggregate effect of all or any combination of these factors on the price of gold. If these factors result in a decrease in gold prices, it may reduce the amount of the maturity payment and/or the value of the Notes in the secondary market.

■	Secondary Market May Not Be Liquid

The Notes will not be listed on any exchange. There is currently no secondary market for the Notes. Citigroup Global Markets Inc. and/or other of Citigroup Funding’s affiliated dealers currently intend, but are not obligated, to make a market in the Notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Notes.

■	Resale Value of the Notes May Be Lower Than Your Initial Investment

Due to, among other things, changes in the price of gold, interest rates and Citigroup Funding and Citigroup Inc.’s perceived creditworthiness, the Notes may trade at prices below their initial issue price. You could receive substantially less than the amount of your investment if you sell your Notes prior to maturity.

■	Citigroup Inc. Credit Risk

The Notes are subject to the credit risk of Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the Notes.

■	Fees and Conflicts

Citibank, N.A. and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the Notes. Further, Citigroup Funding expects to hedge its obligations under the Notes through the trading of gold or instruments, such as options, swaps or futures, based upon the price of gold by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates’ hedging activities with respect to the price of gold and Citibank, N.A.’s role as the Calculation Agent for the Notes may result in a conflict of interest.

The Gold Price

General

The Supplemental Return Amount, if any, will be determined by reference to the price of a troy ounce of gold generally known as the “London PM Fix.” The London PM Fix of gold price is set by the five members of the London Gold Market Fixing Ltd. during the afternoon session of the twice daily gold price fix which starts at 3:00 p.m. London, England time. During each session, orders are placed either with one of the five fixing members or with another bullion dealer who will then be in contact with a fixing member during the fixing. The fixing members net-off all orders when communicating their individual net interest at the fixing. The fix begins with the fixing chairman suggesting a “trying price,” reflecting the market price prevailing at the opening of the fix. This is relayed by the fixing members to their dealing rooms, which have direct communication with all interested parties. Any market participant may enter the fixing process at any time, or adjust or withdraw its order. The gold price is adjusted up or down until all the buy and sell orders are matched, at which time the price is declared fixed. All fixing orders are transacted on the basis of this fixed price, which is instantly relayed to the market through various media. As of October 11, 2007, the five members of the London Gold Market Fixing Ltd. were The Bank of Nova Scotia – ScotiaMocatta, HSBC, Deutsche Bank AG London, Société Générale Corporate & Investment Banking and Barclays Bank.

We have derived all information regarding the London PM Fix of gold price from publicly available sources without independent verification. Currently the London PM Fix price of gold is published in The Wall Street Journal and other financial publications of general circulation. However, for purposes of calculating amounts due to holders of the Notes, the price of gold will be determined as described in “Preliminary Terms” above.

For further information on the gold price, including the London PM Fix, you should refer to the section “Description of the Gold Price” in the preliminary pricing supplement relating to this offering.

Historical Data on the Gold Price

The following table sets forth, for each of the quarterly periods indicated, the high and low London PM Fix of a troy ounce of gold, as reported by Bloomberg. The historical performance of the price of gold should not be taken as an indication of future performance of the price of gold or what the value of the Notes may be. Any historical upward or downward trend in the price of gold during any period set forth below is not an indication that the price of gold is more or less likely to increase or decrease at any time over the term of the Notes.

	High		Low
2002
Quarter
First	US$	304.30	US$	277.75
Second		327.05		297.75
Third		326.30		302.25
Fourth		349.30		310.75
2003
Quarter
First		382.10		329.45
Second		371.40		319.90
Third		390.70		342.50
Fourth		416.25		370.25
2004
Quarter
First		425.50		390.50
Second		427.25		375.00
Third		415.65		387.30
Fourth		454.20		411.25
2005
Quarter
First		443.70		411.10
Second		440.55		414.45
Third		473.25		418.35
Fourth		536.50		456.50
2006
Quarter
First		584.00		524.75
Second		725.00		567.00
Third		663.25		573.60
Fourth		648.75		560.75
2007
Quarter
First		685.75		608.40
Second		691.40		642.10
Third		743.00		648.75
Fourth (through October 16)		758.85		725.50

The London PM Fix of a troy ounce of gold on October 16, 2007, as reported on Reuters Page “GOFO,” was US$756.75.

Historical Graph

The following graph illustrates the historical performance of the prices of a troy ounce of gold based on the London PM Fix thereof, as reported by Bloomberg, from January 2, 1997 through October 15, 2007. Past movements of the gold price are not indicative of future prices of gold. Any historical upward or downward trend in the valuation of gold during any period set forth below is not an indication that the gold price is more or less likely to increase or decrease at any time during the term of the Notes.

Hypothetical Maturity Payment Examples

The examples below show the hypothetical maturity payments to be made on an investment of US$1,000 principal amount of Notes based on various Ending Prices of gold. The following examples of hypothetical maturity payment calculations are based on the following assumptions:

■	Principal Amount: US$1,000 per Note

■	Starting Price of Gold: US$750

■	Principal Protection at Maturity: 97% (US$970 per Note)

■	Maximum Gold Price Return: 18% of the principal amount per Note

■	Maturity: Exactly 1 year

■	The Notes are purchased on the issue date and are held through the maturity date.

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual maturity payment will depend on the actual Supplemental Return Amount, which, in turn, will depend on the actual Starting Price, Ending Price and maximum return on the Notes.

Hypothetical Ending Price of Gold		Hypothetical Gold Price Return (without cap)(1)	Hypothetical Gold Price Return (with cap)(2)	Hypothetical Supplemental Return Amount per Note(3)		Hypothetical Maturity Payment per Note(4)		Hypothetical Return on the Notes
US$	375.00	-50.000%	-50.000%	US$	0.00	US$	970.00	-3.000%
	$400.00	-46.667%	-46.667%		$0.00		$970.00	-3.000%
	$425.00	-43.333%	-43.333%		$0.00		$970.00	-3.000%
	$450.00	-40.000%	-40.000%		$0.00		$970.00	-3.000%
	$475.00	-36.667%	-36.667%		$0.00		$970.00	-3.000%
	$500.00	-33.333%	-33.333%		$0.00		$970.00	-3.000%
	$525.00	-30.000%	-30.000%		$0.00		$970.00	-3.000%
	$550.00	-26.667%	-26.667%		$0.00		$970.00	-3.000%
	$575.00	-23.333%	-23.333%		$0.00		$970.00	-3.000%
	$600.00	-20.000%	-20.000%		$0.00		$970.00	-3.000%
	$625.00	-16.667%	-16.667%		$0.00		$970.00	-3.000%
	$650.00	-13.333%	-13.333%		$0.00		$970.00	-3.000%
	$675.00	-10.000%	-10.000%		$0.00		$970.00	-3.000%
	$700.00	-6.667%	-6.667%		$0.00		$970.00	-3.000%
	$725.00	-3.333%	-3.333%		$0.00		$970.00	-3.000%
	$750.00	0.000%	0.000%		$0.00		$970.00	-3.000%
	$775.00	3.333%	3.333%		$33.33		$1,003.33	0.333%
	$800.00	6.667%	6.667%		$66.67		$1,036.67	3.667%
	$825.00	10.000%	10.000%		$100.00		$1,070.00	7.000%
	$850.00	13.333%	13.333%		$133.33		$1,103.33	10.333%
	$875.00	16.667%	16.667%		$166.67		$1,136.67	13.667%
	$900.00	20.000%	18.000%		$180.00		$1,150.00	15.000%
	$925.00	23.333%	18.000%		$180.00		$1,150.00	15.000%
	$950.00	26.667%	18.000%		$180.00		$1,150.00	15.000%
	$975.00	30.000%	18.000%		$180.00		$1,150.00	15.000%
	$1,000.00	33.333%	18.000%		$180.00		$1,150.00	15.000%
	$1,025.00	36.667%	18.000%		$180.00		$1,150.00	15.000%
	$1,050.00	40.000%	18.000%		$180.00		$1,150.00	15.000%
	$1,075.00	43.333%	18.000%		$180.00		$1,150.00	15.000%
	$1,100.00	46.667%	18.000%		$180.00		$1,150.00	15.000%
	$1,125.00	50.000%	18.000%		$180.00		$1,150.00	15.000%

(1)	Hypothetical Gold Price Return = (Hypothetical Ending Gold Price – Hypothetical Starting Gold Price) / Hypothetical Starting Gold Price
(2)	Capped Hypothetical Gold Price Return = (Hypothetical Ending Gold Price – Hypothetical Starting Gold Price) / Hypothetical Starting Gold Price, provided that the Hypothetical Gold Price Return will not be greater than 18% per annum
(3)	If the Hypothetical Gold Price Return is greater than 0%, the Hypothetical Supplemental Return Amount = US$1,000 x Hypothetical Gold Price Return

If the Hypothetical Gold Price Return is less than or equal to 0%, the Hypothetical Supplemental Return Amount = US$0

(4)	Hypothetical Maturity Payment per Note = US$970 + Hypothetical Supplemental Return Amount

Certain U.S. Federal Income Tax Considerations

The following summarizes certain federal income tax considerations for initial U.S. investors that hold the Notes as capital assets.

All investors should refer to the preliminary pricing supplement related to this offering and the accompanying prospectus supplement and prospectus for additional information relating to U.S. federal income tax and should consult their tax advisors to determine the tax consequences particular to their situation.

The Notes are subject to the timing rules applicable to debt obligations with a maturity of one year or less. A cash method U.S. holder generally will not be required to recognize income with respect to the Notes until the maturity of the Notes. Although there are no specific rules that provides for treatment of accrual method U.S. holders, accrual method U.S. holders generally should not be required to recognize income with respect to the Notes prior to the date on which the amount of the contingent payment made with respect to the Notes becomes fixed. Any gain at maturity or upon the sale or other taxable disposition of a Note generally is expected to be treated as ordinary income.

In the case of a holder of the Notes that is not a U.S. person all payments made with respect to the Notes and any gain realized upon the sale or other disposition of the Notes will not be subject to U.S. income or withholding tax, provided that the holder complies with applicable certification requirements (including in general the furnishing of an IRS form W-8 or substitute form) and such payments and gain are not effectively connected with a U.S. trade or business of such holder.

ERISA and IRA Purchase Considerations

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the Notes as long as either (A)(1) no Citigroup Global Markets Inc. affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the Notes or renders investment advice with respect to those assets and (2) such plan or retirement account is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets Inc. or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of Notes by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the preliminary pricing supplement related to this offering for more information.

Additional Considerations

If the London PM Fix of the gold price is not available on Reuters Page “GOFO,” or any successor page thereto, on the Valuation Date, the Calculation Agent may determine the Ending Price in accordance with the procedures set forth in the preliminary pricing supplement related to this offering. You should refer to the section “Description of the Notes — Supplemental Return Amount” in the

preliminary pricing supplement for more information.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers.

Client accounts over which Citigroup Inc. or its affiliates have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

© 2007 Citigroup Global Markets Inc. All rights reserved. Citi and Citi and Arc Design are trademarks and service marks of Citigroup Inc. or its affiliates and are used and registered throughout the world.